Exhibit 99.1

Danaos Corporation Announces Public Offering of Common Stock

Athens, Greece, November 18, 2019 — Danaos Corporation (“Danaos”) (NYSE: DAC) announced today that it plans to offer $55 million of its common stock. Certain of our significant stockholders have indicated an interest in purchasing approximately $25 million of common stock in the offering at the public offering price, including approximately $17 million by Danaos Investment Limited, which is our largest stockholder and beneficially owned by Dr. John Coustas, our Chief Executive Officer. In connection with the offering, Danaos intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the shares of common stock offered in the public offering.

Danaos plans to use the net proceeds of the offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes.

Citigroup and Jefferies are acting as joint book-running managers of the offering, which will be made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”).

The offering is being made only by means of a prospectus supplement and accompanying base prospectus.  When available, the prospectus supplement and accompanying base prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website, and copies of such documents may be obtained from Citigroup, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; or from Jefferies, Attention: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022 (or by email to Prospectus_Department@Jefferies.com).

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 60 containerships aggregating 360,147 TEUs, including five vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Our fleet is chartered to many of the world’s largest liner companies on fixed-rate charters. Danaos Corporation’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of the refinancing transactions; Danaos’ ability to achieve the expected benefits of the refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the refinancing; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

Company Contact:

Evangelos Chatzis	Iraklis Prokopakis
Chief Financial Officer	Senior Vice President and Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel.: +30 210 419 6480	Tel.: +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media

Rose & Company

New York

Tel. 212-359-2228

E-Mail: danaos@rosecoglobal.com